UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

On July 30, 2025, the Hong Kong subsidiary of AGM Group Holdings Inc. (the “Company”), AGM Technology Limited (“AGM HK”), completed the previously announced sale of all shares of AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) and its subsidiary, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), to Huai’an Qiguangdian Network Technology Co., Ltd. (“HQ Network”), pursuant to the equity transfer agreement, dated July 28, 2025. Pursuant to the equity transfer agreement, HQ Network agreed to purchase AGM Tianjin and AGM Beijing for a consideration of US$5,000. Upon closing of the transaction, AGM HK will no longer have control over AGM Tianjin or AGM Beijing.

On September 9, 2025, the Company completed the previously announced sale of all shares of AGM HK, a wholly-owned subsidiary of the Company primarily sale of cryptocurrency mining machines and standardized computing equipment, to Mr. Peng Liu, pursuant to the equity transfer agreement dated September 5, 2025. Pursuant to the equity transfer agreement, Mr. Peng Liu agreed to purchase AGM HK for a consideration of US$6,850,000. Upon closing of the transaction, the Company will no longer have control over AGM HK.

The equity transfer agreements dated July 28, 2025 and September 5, 2025 are collectively referred to as the “Equity Transfer Agreements” and the foregoing transactions contemplated by the Equity Transfer Agreements are collectively referred to as the “Transactions”.

The unaudited pro forma financial information of the Company as of and for the six months ended June 30, 2025 and for the years ended December 31, 2024 and 2023 give effect to the Transactions as if they had occurred is filed as Exhibit 99.1 to this report.

Exhibit Index

Exhibit No.	Description
99.1	AGM Group Holdings Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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